EXHIBIT 12

ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31, 2002 and Five Years Ended December 31, 2001
	Three Months
	Ended
	March 31,	Years Ended December 31
millions except ratio amounts	2002	2001	2000	1999	1998	1997
Gross Income (Loss)	$181	$(298)	$1,519	$179	$(7)	$205
Rentals	4	14	16	11	12	8
Earnings (Loss)	185	(284)	1,535	190	5	213

Gross Interest Expense	87	301	193	96	82	62
Rentals	4	14	16	11	13	8
Fixed Charges	$91	$315	$209	$107	$95	$70

Preferred Stock
Dividends	2	11	17	17	11	--

Combined Fixed Charges
and Preferred Stock
Dividends	$93	$326	$226	$124	$106	$70

Ratio of Earnings to
Fixed Charges	2.03	n/m	7.35	1.77	0.05	3.04

Ratio of Earnings to
Combined Fixed Charges
and Preferred Stock
Dividends	1.99	n/m	6.80	1.53	0.05	3.04

n/m - not meaningful

As a result of the Company's net loss in 2001, Anadarko's earnings did not cover fixed charges by $599 million and did not cover combined fixed charges and preferred stock dividends by $610 million. In 1998, Anadarko's earnings did not cover fixed charges by $90 million and did not cover combined fixed charges and preferred stock dividends by $101 million.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.